Exhibit 99.9

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Osisko Gold Royalties Ltd filed with the United States Securities and Exchange Commission (the "Form 40-F"), I, Guy Desharnais, Ph.D., P.Geo, hereby consent to the use of my name in connection with the reference to certain scientific and technical information as set out in the Annual Information Form for the fiscal year ended December 31, 2019 filed as an exhibit to the Form 40-F.

By:	/s/ Guy Desharnais
Name:	Guy Desharnais, Ph.D., P.Geo
March 27, 2020